EXHIBIT 99.1

Innate Pharma Announces the Appointment of Joyson Karakunnel, MD, MSC, FACP as Chief Medical Officer

Pierre Dodion, MD retires as Chief Medical Officer

MARSEILLE, France, July 16, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced the appointment of Dr. Joyson Karakunnel as Executive Vice President and Chief Medical Officer (CMO). Dr. Pierre Dodion, CMO since 2014, is retiring from this position.

Dr. Karakunnel comes to the Company with deep experience in immuno-oncology, and a proven track record in drug development. As CMO, he will be responsible for advancing Innate’s clinical pipeline and will lead a global team focused on clinical strategy, patient safety, regulatory and medical affairs.

Most recently, Dr. Karakunnel served as CMO and Senior Vice President at Tizona Therapeutics, where he led the development of the company’s biotherapeutics pipeline. Prior to Tizona, he held positions with Arcus Biosciences and AstraZeneca/MedImmune; his collective responsibilities included leading clinical development activities, drug safety and regulatory affairs. In addition, he serves as a medical advisor at the Parker Institute for Cancer Immunotherapy.

“We are pleased to welcome Dr. Joyson Karakunnel as our new Chief Medical Officer. As an experienced medical oncologist, Joyson brings in-depth immunology, oncology and hematology expertise, which will help further strengthen and accelerate the delivery of new medicines to patients,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “We are also grateful for Pierre’s invaluable contributions. During his six years at Innate, he drove the advancement of several key assets to late-stage clinical development, which will have a lasting impact on the Company.”

Dr. Dodion joined Innate in 2014 and has been instrumental in the Company’s clinical strategy, successfully advancing key oncology programs to late-stage status. He has led the clinical development of several therapeutic programs, including monalizumab, a potentially first-in-class immune checkpoint inhibitor, and lacutamab, a first-in-class antibody designed for the treatment of advanced T-cell lymphomas. Dr. Dodion will transition to a consulting role with Innate following his retirement.

Dr. Joyson Karakunnel

Adding to his track record in oncology and hematology drug development, Dr. Karakunnel also served as a clinical trial investigator at the National Cancer Institute and a team leader for the hematologic group at Walter Reed National Military Medical Center. In addition, he was an associate professor at the Uniformed Services University of the Health Sciences and a medical reviewer at the U.S. Food and Drug Administration.

“I’m proud to join Innate at this exciting juncture with several molecules moving into late-stage development, new molecules moving into the clinic and novel indications being pursued in oncology as well as for COVID-19,” said Joyson Karakunnel, Chief Medical Officer of Innate Pharma. “This is clearly a company with a robust pipeline and unique focus on the innate immune system, which complements the work I’ve done in both the academic and industry settings. I look forward to further advancing the innovative science with the talented scientists and clinicians at the Company.”

Dr. Karakunnel completed fellowships in hematology and oncology at the National Cancer Institute and completed his internal medicine residency at the University of Medicine and Dentistry of New Jersey, where he was chief resident. He obtained his MD from Annamalai University in India, and also holds a MSc in pharmacology from the University of Maryland.

Dr. Karakunnel will be based in Innate’s Rockville, Maryland office.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Danielle Spangler Tel.: +1 917 499 6240 Danielle.Spangler@innate-pharma.com Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com